September 30, 2024

Via E-Mail

Joel D. Corriero, Esq.
Stradley Ronon Stevens & Young, LLP
191 N. Wacker Drive, Suite 1601
Chicago, IL 60606
jcorriero@stradley.com

       Re:     Nuveen Enhanced CLO Income Fund
               Registration Statement on Form N-2
               File Nos. 333-281856, 811-23999

Dear Mr. Corriero:

         On August 30, 2024, you filed a registration statement on Form N-2 on behalf of Nuveen
Enhanced CLO Income Fund (the    Fund   ). We have reviewed the registration
statement and
have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.
Unless otherwise specified, references to items, instruction numbers, and guides in this letter are to items and instructions in Form N-2, and the Guidelines for Form N-2, respectively.

                                           GENERAL

1. We note that the Registration Statement is missing information and exhibits (e.g., seed financial statements of the Fund, investment advisory agreements) and contains bracketed disclosures (e.g., fee table and expense example). We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.



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 2. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please contact us to discuss how to provide us with copies of such materials.

3. We note that the Fund intends to issue three separate classes of shares:
Class I Common
   Shares, Class A1 Common Shares, and Class A2 Common Shares. If the Fund has not yet
   received exemptive relief to offer multiple classes of shares, please revise the disclosure to clearly identify which share class will be available for purchase unless and until the Fund receives exemptive relief. Please also state each time the Fund references the offer of multiple classes that it is uncertain when such exemptive relief will be granted, if at all.

4. In addition to the exemptive application for multi-class relief, please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the
   Registration Statement.

5. The disclosure references the reorganization of the Predecessor Fund with and into the Fund.
   In correspondence, please provide additional information related to the reorganization, including whether any exemptive relief is required in order to effect the reorganization. If you are relying on the GuideStone Financial No-Action Letter (pub. avail. Dec. 27, 2006), please explain any differences and similarities between the facts underlying the reorganization of the Predecessor Fund into the Fund and those in the GuideStone letter.
   Please explain why the Predecessor Fund did not itself register as a fund and instead reorganized into the Fund.

                                          COVER PAGE

6. The cover page includes disclosure that the Fund is an interval fund and will make periodic repurchase offers for its securities, subject to certain conditions. Please also disclose on the cover page the anticipated timing of the Fund's initial repurchase offer.

7. The cover page discloses that a substantial portion of the Fund   s assets
generally will be
   invested in securities rated below investment grade. Please briefly note here the types of investments in which those assets are generally held (e.g., CLOs and other securitized instruments), and disclose that such investments may be difficult to value and may be illiquid. Please also include a cross-reference to sections in the registration statement discussing applicable risks. Finally, please place this text in bold-faced type. See Item 1.1.j.




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 8. Disclosure in the paragraph titled    Purchasing Class A1 Common Shares
states:    An
   investor will pay a sales load of up to [__]% on amounts invested. If you pay the maximum aggregate [__]% for sales load, you must experience a total return on your net investment of
   [__]% in order to recover these expenses.    To enhance investor
comprehension, please move
   this disclosure to the bullet points under the paragraph titled    Investor
Suitability    on the
   cover page and place it in bold text.

9. In the paragraph titled    Investor Suitability,    please add the following
disclosure, as
   applicable:

   x   The Fund may pay distributions in significant part from sources that may not be available
       in the future and that are unrelated to the Fund   s performance, such
as from offering
       proceeds, borrowings, and amounts from the Fund   s affiliates that are
subject to
       repayment by investors.

10. Please review Item 2(3) and, if applicable, include the disclosure required by Rule 481(e)
    regarding prospectus delivery obligations.

                                         PROSPECTUS

Prospectus Summary     page 1

   The Offering (p. 1)

11. The fourth paragraph includes the following disclosure:    For additional
information
    regarding Class I Common Shares please see    Plan of Distribution   Share
Classes    in this
    prospectus.    To enhance investor comprehension, please consider moving
this disclosure to
    the first paragraph of this subsection, to consolidate it with other disclosure about Class I
    Common Shares.

   Portfolio Contents (p.2)

12. We note that the Fund may have principal investments in foreign securities, including in emerging markets. Please provide a basis to assess the expertise and experience of the
    Adviser with respect to foreign investments. See Guide 9 to Form N-2. Please also clarify
    whether there is any limit or target to the amount of the Fund   s net
assets that may be
    invested in foreign investments. Finally, please also consider whether the foreign securities risks enumerated in Guide 9 are concisely addressed in the prospectus. See also IM
    Accounting and Disclosure Information 2020-11, Registered Funds    Risk
Disclosure
    Regarding Investments in Emerging Markets.



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 13. Covenant-lite loans are identified as principal investments of the Fund. Please revise the principal investment strategy to clarify whether the Fund will invest in such loans directly or will invest in them indirectly through its investments in CLOs, or both.

14. Please consider revising the first sentence of the    Other Investment
Companies    subsection
    as follows:    The Fund may invest in securities of other open or
closed-end investment
    companies (including exchange-traded funds (   ETFs   )) that invest
primarily in the types of
    investments in which the Fund may invest directly.    Please also make
corresponding
    changes to the same language throughout the Registration Statement.

15. With respect to investments in    Other Investment Companies,    please
clarify whether the
    Fund will invest in affiliated or unaffiliated investment companies. If applicable, please also include appropriate risk disclosures regarding risks and conflicts of interest associated with investments in affiliated investment companies.

16. Disclosure states that the Fund may invest in or enter into derivative contracts or instruments.
    Please clarify here, and throughout as applicable, whether the Fund intends to count derivatives towards its 80% investment policy and how the Fund will use derivatives as part of its investment strategy.

   Investment Policies (p.4)

17. For clarity, please consider adding disclosure to the discussion under the subheading
       Leverage    (and throughout, as applicable) that addresses how the Fund
 s investments in
    CLO Warehouses and derivatives may expose the Fund to leverage.

   Other Risks     Recent Market Conditions (p.14)

18. Consider whether the discussion of U.S. Federal Reserve interest rate actions should be updated in light of recent developments.

Summary of Fund Expenses     page 15

19. In the first sentence under the Example, please strike    As required by
relevant SEC
    regulations.

20. Please tell us whether the fees waived by the investment adviser will be subject to recoupment. If so, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose that any recoupments would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture.


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 Risks     page 29

21. Please tailor the derivatives risk disclosure to address the risks posed by the derivatives instruments identified as principal investments of the Fund in the principal investment strategy.

22. Consider whether duration risk should be disclosed as a principal risk. We note, for example, that the discussion of leverage on page 28 notes that derivatives may be used to hedge duration risk. Please also consider including any relevant duration criteria the Fund uses in the strategy discussion, along with a brief explanation of duration.

Management of the Fund     page 44

23. The disclosure includes the address of Nuveen Fund Advisors. Please also provide the address for Nuveen Asset Management. See Item 9.1.b of Form N 2.

24. The disclosure in the    Investment Management and Subadvisory Agreements
 subsection
    lists the advisory fee as a percentage of average Managed Assets. Please also disclose the fee as a percentage of average net assets. See Item 9.1.b, Instr. 1 of Form
N-2.

25. In the third paragraph of the    Complex-Level Fee    subsection, consider
striking the reference
    to listing fees, given that the Fund does not intend to list its shares.

Description of Shares and Debt     page 49

    Preferred Shares (p.49)

26. Disclosure states that the Fund may issue Preferred Shares. Please supplementally explain whether it is likely that the Fund will issue Preferred Shares within 12 months of effectiveness of this registration statement. If so, please disclose the consequences to holders of common shares of the issuance of preferred shares (e.g., increased expense ratio, lower liquidation preference, and diminished voting power) and provide appropriate fee table disclosure (e.g., estimated dividend expense of preferred shares).

Plan of Distribution     page 57

27. In the sixth paragraph, disclosure states that the Fund will indemnify the Distributor and
    certain of the Distributor   s affiliates against certain liabilities
arising under the Securities
    Act. Please briefly describe these indemnification provisions. See Item 5.4 of Form N-2.




                                                   5
 Repurchase Request Deadline     page 67

28. Disclosure in the first paragraph states that the Fund will send a written notice to each
    Common Shareholder at least twenty-one days before the Repurchase Request Deadline.
    Please clarify that the Fund will send such notice no more than forty-two days before the
    Repurchase Request Deadline. See Rule 23c-3(b)(4).

29. Disclosure in the second paragraph states that    [t]his notice may be
included in a shareholder
    report or other Fund document.    Please supplementally explain whether the
inclusion of
    notice in such documents would be in addition to separate written notice sent to each
    Common Shareholder or if it would be the primary method of providing notice.

                       STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions     page 8

30. Disclosure in the fourth investment restriction states that the fund will
not    [i]nvest more
    than 25% of its total assets in securities of issuers in any one industry or group of related industries; provided, together with any other person interpositioned between such lender and
    the Fund with respect to a participation.    Please restate this policy for
clarity and using plain
    English.

                                               PART C

By-Laws of Nuveen Interval Funds

31. Section 6.5(e) of the Fund   s By-Laws states,    No shareholder may bring
a direct action
    claiming injury as a shareholder where the matters alleged (if true) would give rise to a claim by the Trust, unless the shareholder has suffered an injury distinct from that suffered by the
    shareholders of the trust generally.    Please revise this language to
clarify that the provision
    does not apply to claims arising under the federal securities laws. Additionally, please add disclosure about this provision in an appropriate location in the section
titled,    Certain
    Provisions in the Declaration of Trust and By-Laws.

                                      *    *    *       *   *   *

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.




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        A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

     Should you have any questions regarding this letter prior to filing the pre-effective amendment, please contact me at (202) 551-7703.


                                                    Sincerely,
                                                    /s/ Matthew S. Williams
                                                    Branch Chief


cc:    Andrea Ottomanelli Magovern, Assistant Director
       Melissa McDonough, Accounting Branch Chief
       Chad Eskildsen, Accounting Reviewer




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